Exhibit 21.1
List of Significant Subsidiaries of
Array Technologies, Inc.

Subsidiary Name	Jurisdiction
APA Solar, LLC	Ohio
ATI Investment Sub, Inc.	Delaware
Array Tech, Inc. (f/k/a Array Technologies, Inc.)	New Mexico
Array Tech IRB Finance, LLC	New Mexico
Soluciones Técnicas Integrales Norland, S.L.U.	Spain
STINorland Brasil Ltda	Brazil
STINorland USA, Inc.	California